

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

December 12, 2016

<u>Via E-Mail</u>
Michael D. Porcelain
Senior Vice President and Chief Financial Officer
Comtech Telecommunications Corp.
68 South Service Road
Suite 230
Melville, NY 11747

> **Re: Comtech Telecommunications Corp.**
> **Form 10-K for the Fiscal Year Ended July 31, 2016**
> **Filed October 6, 2016**
> **File No. 0-7928**

Dear Mr. Porcelain:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Risk Factors, page 18
Our international sales and operations are subject to risks of conducting business in foreign countries, including applicable laws relating to trade, export controls…, page 24

1. You disclose that for the fiscal years ended July 31, 2016, 2015 and 2014, you have conducted "virtually no" business with states designated as state sponsors of terrorism. Comtech PST Corporation and Comtech Mobile Datacom Corporation's websites indicate that their products and technology may be exported to U.S.-sanctioned countries if specifically permitted by the U.S. Government. Sudan and Syria are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, distributors, resellers, or other direct or indirect arrangements. For instance,

ZiSat's website states that ZiSat C-band provides monthly subscription internet, voice and VPN capacity on C band for coverage in Africa, that this platform is powered by Comtech Modem and iDirect, and that its coverage area includes Sudan and Syria. You should describe any products, components, technology or services you have provided to Sudan and Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

2. Please discuss the materiality of any contacts with Sudan or Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan or Syria.

3. You state that you could face civil and criminal penalties if you are found to have violated U.S. sanctions laws in connection with the matters you have disclosed to OFAC. Please discuss for us the fines and penalties to which you may be subject, and whether the amount of those fines and penalties could be material to you.

4. Please tell us whether any of the contacts with Sudan and Syria you discuss in response to the comments above involve dual use products, components or technology.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Larry Spirgel
    Assistant Director